UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

RAINMAKER SYSTEMS, INC.

(Name of issuer)

COMMON STOCK

(Title of class of securities)

750875304

(CUSIP number)

RAWLEIGH RALLS LACUNA, LLC 1100 SPRUCE STREET, SUITE 202 BOULDER, COLORADO 80302 TELEPHONE: (303) 447-1708

(Name, address and telephone number of person authorized to receive notices and communications)

November 29, 2011

(Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 750875304	Page 2 of 10 Pages

(1)	Names of reporting persons Lacuna Hedge Fund LLLP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1.)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,128,731 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,128,731 (2)
(11)	Aggregate amount beneficially owned by each reporting person 2,128,731 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of reporting person (see instructions) PN

(1) This Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3) This percentage is calculated based upon 26,751,637 shares of the Issuer’s common stock outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

SCHEDULE 13D

CUSIP No. 750875304	Page 3 of 10 Pages

(1)	Names of reporting persons Lacuna Hedge GP LLLP
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1.)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e)
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,128,731 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,128,731 (2)
(11)	Aggregate amount beneficially owned by each reporting person 2,128,731 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of reporting person (see instructions) PN

(1) This Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3) This percentage is calculated based upon 26,751,637 shares of the Issuer’s common stock outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

SCHEDULE 13D

CUSIP No. 750875304	Page 4 of 10 Pages

(1)	Names of reporting persons Lacuna, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☒ (1.)
(3)	SEC use only
(4)	Source of funds (see instructions) WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place of organization Delaware, United States of America
Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power 0
	(8)	Shared voting power 2,128,731 (2)
	(9)	Sole dispositive power 0
	(10)	Shared dispositive power 2,128,731 (2)
(11)	Aggregate amount beneficially owned by each reporting person 2,128,731 (2)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11) 8.0% (3)
(14)	Type of reporting person (see instructions) OO

(1) This Schedule 13D is filed by Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”). The Lacuna Entities expressly disclaim status as a “group” for purposes of this Schedule 13D.

(2) These shares are held directly by Lacuna Hedge. Lacuna LLC serves as the sole general partner of Lacuna Hedge GP, which serves as the sole general partner of Lacuna Hedge. Neither Lacuna Hedge GP nor Lacuna LLC directly owns any securities of the Issuer. Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(3) This percentage is calculated based upon 26,751,637 shares of the Issuer’s common stock outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

Item 1. Security and Issuer

This statement on Schedule 13D relates to the common stock, $0.001 par value per share (“Common Stock”), of Rainmaker Systems, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 900 East Hamilton Avenue, Suite 400, Campbell, CA 95008.

Item 2. Identity and Background

(a) The entities filing this statement are Lacuna Hedge Fund LLLP (“Lacuna Hedge”), Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC” and, together with Lacuna Hedge and Lacuna Hedge GP, the “Lacuna Entities”).

(b) The address of the principal place of business of each of the Lacuna Entities is c/o Lacuna, LLC, 1100 Spruce Street, Suite 202, Boulder, CO 80302.

(c)	The principal business of each of the Lacuna Entities is the venture capital investment business.

(d) During the last five years, none of the Lacuna Entities or, to the knowledge of the Lacuna Entities, the Listed Persons (as defined below) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, none of the Lacuna Entities or, to the knowledge of the Lacuna Entities, the Listed Persons (as defined below) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Lacuna Hedge and Lacuna Hedge GP are Delaware limited liability limited partnerships. Lacuna LLC is a Delaware limited liability company.

In accordance with the provisions of General Instruction C to Schedule 13D, information concerning the members and each other person controlling Lacuna LLC and Lacuna Hedge GP, the general partner of Lacuna Hedge (the “Listed Persons”) required by Item 2 of Schedule 13D is listed on Schedule I hereto and is incorporated by reference herein.

Item 3. Source and Amount of Funds or Other Consideration

Between May 1, 2007 and November 30, 2011, Lacuna Hedge purchased an aggregate of 2,128,731 shares of Common Stock of the Issuer on the open market. As of the date hereof, the total number of shares of Common Stock of the Issuer held by Lacuna Hedge is 2,128,731 shares for the total purchase price of $2,583,260.58.

The funds used by Lacuna Hedge to acquire the securities described herein were obtained from capital contributions by the limited partners of the Lacuna Entities, capital commitments by certain of the Lacuna Entities and returns on investments made by the Lacuna Entities.

Item 4. Purpose of Transaction

Between May 1, 2007 and November 30, 2011, Lacuna Hedge purchased Common Stock of the Issuer on the open market for investment purposes. Lacuna LLC is the general partner of Lacuna Hedge GP. Lacuna Hedge GP is the general partner of Lacuna Hedge, which owns 2,128,731 shares of Common Stock of the Issuer.

The Lacuna Entities have had conversations with management of the Issuer to discuss the Issuer’s business. They have also discussed the possibility of adding persons to be suggested by the Lacuna Entities to the Issuer’s board of directors and that the Lacuna Entities assist the Issuer in identifying possible candidates to serve as senior executives of the Issuer but no agreements or understandings exist with respect to such matters. The Lacuna Entities will seek to have additional conversations from time to time with management of the Issuer to discuss the Issuer’s business and strategies, including discussions that may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities Exchange Act of 1934.

Further, subject to applicable legal requirements, one or more of the Lacuna Entities may purchase additional securities of the Issuer from time to time in open market or private transactions, depending on their evaluation of the Issuer’s business, prospects and financial condition, the market for the Issuer’s securities, other developments concerning the Issuer, the reaction of the Issuer to the

Lacuna Entities’ ownership of the Issuer’s securities, other opportunities available to the Lacuna Entities, and general economic, money market and stock market conditions. In addition, depending upon the factors referred to above and at any time, the Lacuna Entities may dispose of all or a portion of their securities of the Issuer or engage in any hedging or similar transactions with respect to such securities, subject to applicable securities law. Each of the Lacuna Entities reserves the right to increase or decrease its holdings on such terms and at such times as each may decide. Also, the Lacuna Entities may take such actions in the future with respect to their investment in the Issuer as they deem advisable, including, without limitation, changing their intention with respect to the matters referred to in Item 4 of Schedule 13D. Such actions will depend upon various factors, including, without limitation, those described above.

Other than as described above in this Item 4, none of the Lacuna Entities has any plan or proposal relating to or that would result in any of the matters set forth in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

The following information with respect to the ownership of the Common Stock of the Issuer by the persons filing this Schedule 13D is provided as of December 19, 2011:

	September 30,		September 30,		September 30,		September 30,		September 30,		September 30,		September 30,
Lacuna Entity and Listed Persons(1)	Shares Held Directly		Sole Voting Power		Shared Voting Power		Sole Dispositive Power		Shared Dispositive Power		Beneficial Ownership		Percentage of Class (2)

Lacuna Hedge Fund LLLP	2,128,731		0		2,128,731	(3)	0		2,128,731	(3)	2,128,731	(3)	8.0%

Lacuna Hedge GP LLLP	0		0		2,128,731	(3)	0		2,128,731	(3)	2,128,731	(3)	8.0%

Lacuna, LLC	0		0		2,128,731	(3)	0		2,128,731	(3)	2,128,731	(3)	8.0%

Rawleigh Ralls	100,000	(4)	100,000	(4)	0		100,000	(4)	0		100,000	(4)	0.37%

(1)

Lacuna Hedge GP LLLP (“Lacuna Hedge GP”), and Lacuna, LLC (“Lacuna LLC”) own no securities of the Issuer directly. Lacuna Hedge GP is the general partner of Lacuna Hedge LLLP (“Lacuna Hedge” and collectively with Lacuna Hedge GP and Lacuna LLC, the “Lacuna Entities”), and Lacuna, LLC is the general partner of Lacuna Hedge GP. Rawleigh Ralls is a member of Lacuna LLC.

(2)

This percentage is calculated based upon 26,751,637 shares of the Issuer’s common stock outstanding as of November 10, 2011, as reported in the Issuer’s Form 10-Q for the period ended September 30, 2011, filed with the Securities and Exchange Commission on November 14, 2011.

(3)

Lacuna Hedge GP and Lacuna LLC may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the securities of the Issuer held by Lacuna Hedge but disclaim beneficial ownership except to their pecuniary interest therein.

(4)	Includes 100,000 shares held by the Rawleigh Ralls Individual Retirement Account.

None of the other Listed Persons beneficially owns any securities of the Issuer.

The information provided and incorporated by reference in Items 2, 3 and 4 is hereby incorporated by reference.

Lacuna Hedge purchased an aggregate of 10,200 shares of Common Stock of the Issuer on the open market during the past sixty days in the following transactions:

(a)	100 shares on October 21, 2011 for a purchase price of $0.94 per share.

(b)

10,000 shares on November 28, 2011 for a weighted average purchase price of $0.67 per share. The per share purchase price paid for such shares ranged from $0.65 to $0.67. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares purchased at each separate price.

(c)

100 shares on November 30, 2011 for a weighted average purchase price of $0.69 per share. The per share purchase price paid for such shares ranged from $0.68 to $0.69. The Lacuna Entities hereby undertake to provide upon request by the staff of the Securities Exchange Commission full information regarding the number of shares purchased at each separate price.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided and incorporated by reference in Items 3, 4 and 5 is hereby incorporated by reference.

Other than as described in this Schedule 13D, to the best of the Lacuna Entities’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EXECUTED this 19th day of December, 2011.

LACUNA HEDGE FUND LLLP

By:	Lacuna Hedge GP LLLP, its general partner
By:	Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA HEDGE GP LLLP

By:	Lacuna, LLC, its general partner

By:	/s/ JK Hullett
JK Hullett, Managing Director

LACUNA, LLC

By:	/s/ JK Hullett
JK Hullett, Managing Director

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact

constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE I

MEMBERS OF LACUNA, LLC

Set forth below, with respect to each member of Lacuna, LLC are the following: (a) name; (b) business address; (c) principal occupation or employment; and (d) citizenship.

Rawleigh Ralls

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, CO 80302

Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.

Citizenship: United States of America

J.K. Hullett

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, CO 80302

Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.

Citizenship: United States of America

Richard O’Leary

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, CO 80302

Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.

Citizenship: United States of America

Wink Jones

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, CO 80302

Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.

Citizenship: United States of America

Sanford Keziah

c/o Lacuna, LLC

1100 Spruce Street, Suite 202

Boulder, CO 80302

Principal Occupation: Making venture capital and similar investments and managing the companies in which such investments are made.

Citizenship: United States of America

EXHIBIT INDEX

Exhibit A:	Agreement pursuant to 13d-1(k)(1) among Lacuna Hedge Fund LLLP, Lacuna Hedge GP LLLP, and Lacuna, LLC.